

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

Mail Stop 4631

September 9, 2009

Mr. Floyd Warkol
Chief Executive Officer
KSW, Inc.
37-16 23rd Street
Long Island City, NY 11101

RE: **Form 8-K Item 4.01 filed August 21, 2009**
       Form 8-K Item 4.01 filed September 3, 2009
       File #1-32865

Dear Mr. Warkol:

We have completed our review of your Form 8-K and related filings and have no further comments at this time.

If you have any further questions regarding our review of your filings, please direct them to the undersigned at (202) 551-3866.

Sincerely,

Jeffrey Gordon
Staff Accountant